Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Selecta Biosciences, Inc. for the registration of up to $200,000,000 of its common stock, preferred stock, debt securities, warrants, and units and of up to $50,000,000 of its common stock related to the Open Market Sale Agreement, and to the incorporation by reference therein of our report dated March 12, 2020, with respect to the consolidated financial statements of Selecta Biosciences, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts
August 6, 2020